

Michael D. Mabry
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098   January 23, 2013

              RE: EGA Frontier Diversified Core Fund
                    File Nos.: 333-185662 and 811-22782

Dear Mr. Mabry;

        On December 24, 2012, your firm filed a registration statement on Form N-2 on behalf of EGA Frontier Diversified Core Fund (the "Fund"), a closed-end investment company registered under the Investment Company Act of 1940, to register shares under the Securities Act of 1933. The Fund intends to operate as an interval fund that will offer to repurchase a portion of its outstanding shares on a regular schedule. We have reviewed the registration statement and have the following comments.

Prospectus

1.   Cover Page—In the pricing table, you should consider adding a footnote to provide, on a per share and total amount basis, the net proceeds to the Fund after deducting total estimated offering expenses.

2.   Cover Page—In a footnote to the pricing table, include the estimated offering expenses of any preferred stock or debt offering that is expected to occur during the next 12 months, since the preferred stock or debt offering expenses will be borne by the holders of the Fund's common shares.

3.   Cover Page—Investment Objective—The disclosure states that the Fund seeks to achieve its investment objective by "attempting to return the price and yield performance" of the index. Please confirm to the staff whether "yield performance"

means total return. In addition, please explain to the staff whether the Fund will operate as an index fund. If not, please clarify the disclosure in the prospectus.

4. Cover Page—The disclosure states that the Fund "currently expects it will offer to repurchase 25% of its outstanding Shares…" Please disclose immediately thereafter, if true, that the Fund may lower the 25% level down to 5% without shareholder approval. This comment applies to similar disclosure located elsewhere in the registration statement.

5. Fees and Expenses of the Fund—Please use the headings required by Form N-2, *i.e.,* "Shareholder Transaction Expenses," "Annual Expenses (as a percentage of net assets attributable to common shares)," and "Total Annual Expenses." In addition, we note that the disclosure tracks the requirements of Form N-1A instead of Form N-2. Please ensure that all the disclosure requirements of Form N-2 are satisfied. For example, it appears that Items 7 and 10 of Form N-2 are missing.

6. Please confirm to the staff that the Fund does not anticipate leveraging through the offering of preferred stock or otherwise during the next 12 months. If the Fund anticipates such an offering, then provide the following additional disclosure, as applicable:

> Under the Stockholder Transaction Expenses section of the fee table, provide a "preferred stock offering expenses borne by holders of common stock" line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

> Make clear that the "Other Expenses" line item includes the cost of issuing preferred stock.

> Add a "Cost of Servicing Preferred Stock" line item (or, in the alternative, include such expenses in an appropriate caption, <u>e.g</u>., "Leverage Expense") before the "Total Annual Expenses" line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.

> State that the expense Example includes the cost of servicing preferred stock.

7. Principal Investment Strategies of the Fund—Explain the test for determining whether securities are "frontier market securities."

8. Principal Risks of Investing in the Fund—Please add small- and mid-capitalization company investments to the principal strategies section of the prospectus.

9.   Portfolio Managers—The first bullet point states that Richard Kang has served as Chief Investment Officer "since the company's founding in 2008." This is the first reference to the "company." If "company" refers to EGA, please revise accordingly.

10.   Redemption Fee—In your response, please confirm that the redemption fee will not exceed 2% of the amount redeemed.

Statement of Additional Information

11.   Futures and Other Derivatives—Please indicate whether the Fund may invest in credit default swaps, and, if so, whether the Fund will maintain liquid assets to cover the full notional value of such instruments.

12.   Securities Lending—If this is a principal strategy, please add it to the summary prospectus.

13.   Dividends and Distributions—Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.
- Shareholders should not assume that the source of a distribution from the fund is net profit.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

- The Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel